ROYCE VALUE TRUST, INC.

At the 2016 Annual Meeting of Stockholders held on September 19, 2016, the Fund's stockholders elected three Directors, consisting of:

	Votes For	Votes Withheld

Patricia W. Chadwick	65,092,387	1,661,512
Arthur S. Mehlman	65,433,776	1,320,123
Michael K. Shields	65,333,268	1,420,631